Monthly Report - October, 2013

			     Global Macro Trust

			STATEMENT OF INCOME AND EXPENSE



					        Current Month     Year to Date
Income:
   Gain (loss) on trading of futures, forward
   and option contracts:
   Realized gain(loss) on closed contracts $        2,341,434     (14,158,058)
Change in unrealized gain (loss) on open            6,089,740          100,230
        contracts

Net gain (loss) from U.S. Treasury
   obligations:
   Realized gain (loss) from U.S.Treasury                   0           16,859
      obligations
   Change in unrealized gain (loss) from U.S.        (66,409)         (67,495)
      Treasury obligations
Interest Income 			               40,967          575,739
Foreign exchange gain (loss) on margin
    deposits      				       42,675        (249,232)
				                 ------------    -------------
Total: Income 				            8,448,407     (13,781,957)

Expenses:
   Brokerage commissions 		            1,711,898       20,823,031
   Management fee 			               40,754          497,951
   20.0% New Trading Profit Share 	                    0                0
   Custody fees 		       	                  863           69,026
   Administrative expense 	       	              155,845        1,411,459
					         ------------    -------------
Total: Expenses 		                    1,909,360       22,801,467
Net Income(Loss)			   $        6,539,047     (36,583,424)
for October, 2013

		STATEMENT OF CHANGES IN NET ASSET VALUE

			             Managing           Unit
				      Owner 	      Holders	     Total
Net Asset Value (344,238.286    $     8,128,585    321,787,493    329,916,078
units) at September 30, 2013
Addition of 		 	              0        155,728        155,728
151.518 units on October 1, 2013
Redemption of 		 	              0   (17,279,405)   (17,279,405)
(17,703.002) units on  October 31, 2013*
Net Income (Loss)               $       201,077      6,337,970      6,539,047
for October, 2013
         			   -------------   -------------   -----------


Net Asset Value at October 31, 2013
(326,789.476 units inclusive
of 102.674 additional units) 	      8,329,662    311,001,786    319,331,448
				  =============  ============= ==============


		GLOBAL MACRO TRUST October 2013 UPDATE
                      Year to Date     Net Asset
Series	  October ROR	  ROR	    Value per Unit    Units 	 Net Asset Value
--------- ----------  ------------  --------------  -----------   -------------
Series 1       1.92% 	 (9.05)%  $      965.33	  304,464.723 $   293,909,152
Series 2       2.28% 	 (5.80)%  $    1,122.27	      139.796 $       156,889
Series 3       2.30% 	 (5.60)%  $    1,132.05	   20,283.714 $    22,962,186
Series 4       2.47% 	 (4.02)%  $    1,211.43	    1,901.243 $     2,303,221

* Series 1 units redeemed on or before the eleventh month-end following their sale may be charged a redemption fee of from 4% to 1.5% of Net Asset Value, depending on investment amount, length of ownership and type of account purchasing the units.

To the best of my knowledge and belief,
the information contained herein is
accurate and complete.



	/s/ Harvey Beker
	Harvey Beker, Co-chief Executive Officer
	Millburn Ridgefield Corporation
	Managing Owner
	Global Macro Trust



			Millburn Ridgefield Corporation
			     411 West Putnam Avenue
			     Suite 305 Greenwich
			     Connecticut 06830-6233




			November 8, 2013
Dear Investor:


The Trust was profitable in October as gains from trading equity and interest rate futures outdistanced losses from trading commodity futures and foreign exchange forwards.

The end of the Washington fiscal battles--at least for now, the continuing flow of satisfactory growth statistics from the U.S., China and even Europe, and persistent central bank monetary policy accommodation underpinned equity markets worldwide. Consequently, long positions in U.S., European, Asian, Canadian and Australian stock index futures were profitable. The gains were reduced somewhat near month end when the statement following the Federal Reserve policy meeting seemed less dovish than expected.

Continued monetary ease and lack of significant inflation in any of the developed economies led to gains from long positions in notes and bonds. Long positions in U.S., German, French, Italian and Japanese note and bond futures were profitable. Long positions in short-term U.S. dollar and euro interest rate futures also posted gains.

Prospects that Federal Reserve policy would be easier for longer than had been expected just weeks ago led to some selling of the U.S. dollar through most of October. However, the latest Fed policy statement in late October was more "hawkish" than expected and the dollar rebounded sharply. Consequently, profits that had been built up on short dollar positions were reversed to losses over the final few trading days of the month. Short dollar trades versus the currencies of the U.K., Brazil, Canada, Chile, the Czech Republic, Japan, Mexico, New Zealand, Switzerland, South Africa, and Sweden produced marginal losses. Meanwhile, the profits from short dollar positions against the euro, Australia, Korea, Russia, and Singapore were diminished significantly. Finally, long dollar trades vis-a-vis the Indian rupee and Turkish lira registered small losses as policy moves in each country relieved the prevailing bearish sentiment somewhat.

Metal and energy trading produced fractional losses in October. Prices of precious metals were volatile and trading of gold and silver produced marginal losses. Short positions in industrial metals were marginally unprofitable as prices drifted higher. Long positions in crude oil, RBOB gasoline and heating oil resulted in small losses that were partially offset by the gain from a long London gas oil trade.

Trading of agricultural commodities was slightly negative as losses from long positions in soybeans, wheat and sugar outdistanced the gain from a short coffee trade.



 				  Very truly yours,

				       Millburn Ridgefield Corporation
					Harvey Beker, co-Chairman
					George E. Crapple, co-Chairman